Exhibit 99.1

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland

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PRESS RELEASE

Novartis to acquire Tourmaline Bio, complementing cardiovascular pipeline with pacibekitug for the treatment of atherosclerotic cardiovascular disease (ASCVD)

•	Tourmaline Bio is a clinical-stage biopharmaceutical company developing pacibekitug, an anti-IL-6 mAb, as a treatment option for atherosclerotic cardiovascular disease

•	Pacibekitug is a promising targeted therapy with the potential to reduce systemic inflammation—an independent and significant driver of cardiovascular risk—addressing a critical unmet need in ASCVD treatment

•	Offer price of USD 48 per share valuing the company at approximately USD 1.4bn on a fully diluted basis

Basel, September 9, 2025 – Novartis today announced that it has entered into an agreement to acquire Tourmaline Bio, Inc. (“Tourmaline”) (Nasdaq: TRML), a New York-based, publicly traded clinical-stage biopharmaceutical company focused on developing pacibekitug, an anti-IL-6 mAb, as a treatment option for atherosclerotic cardiovascular disease. Pacibekitug complements Novartis’ cardiovascular strategy by targeting IL-6, a key upstream cytokine that promotes systemic inflammation, thus addressing a critical unmet need. With Phase 21 trials already well advanced, Novartis will acquire a Phase 3 ready asset which will complement its existing cardiovascular disease portfolio.

“With no widely adopted anti-inflammatory therapies currently available for cardiovascular risk reduction, pacibekitug represents a potential breakthrough in addressing residual inflammatory risk in ASCVD with a differentiated mechanism of action targeting IL-6," said Shreeram Aradhye, President, Development and Chief Medical Officer, Novartis. "Inflammation is a major driver of cardiovascular disease, and the team at Tourmaline has made significant progress with this asset. We are excited to bring pacibekitug into the Novartis portfolio and collaborate with the Tourmaline team to advance its development as we diversify our efforts in cardiovascular care."

Pacibekitug is an investigational anti-IL-6 IgG2 human monoclonal antibody designed to mitigate systemic inflammation implicated in ASCVD and has demonstrated high affinity binding to IL-6. The Phase 2 TRANQUILITY 90-day study results which were released on May 20, 2025, showed that pacibekitug reduced median high-sensitivity C-reactive protein (hs-CRP) levels by 85% through day 90 at a dose of 15 mg once monthly and by 86% at a dose of 50 mg delivered quarterly, with overall incidence rates of adverse events and serious adverse events comparable to placebo. These promising results underscore the potential for pacibekitug to address the unmet need in cardiovascular care by targeting residual inflammatory risk more effectively than current therapies and with convenient once quarterly administration.

Transaction details

Under the terms of the transaction, which has been unanimously approved by the Boards of Directors of both companies, Novartis will, through an indirect wholly owned subsidiary, commence a tender offer to purchase all outstanding shares of Tourmaline common stock. Holders of Tourmaline common stock would receive USD 48 per share in cash at closing.

Following completion of the tender offer, Novartis expects to merge the acquiring subsidiary with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis.

The transaction is expected to close in the fourth quarter of 2025, subject to the satisfaction or waiver of customary closing conditions, including the tender of a majority of the outstanding shares of Tourmaline common stock and the receipt of regulatory approvals. Until closing, Novartis and Tourmaline will continue to operate as separate and independent companies.

About Novartis in Cardiovascular Disease

At Novartis, our mission is to ensure no heart is lost too soon. We envision a world where preventable cardiovascular deaths are no longer part of our lives. We’re proud of the positive impact we’ve made over the past 40 years and remain dedicated to tackling the most challenging problems in CVD. Through cutting-edge science and technology, we are focusing on areas of high unmet need, including scaling our xRNA platform across multiple risk factors and pioneering breakthroughs for genetically driven CVD risk factors and common heart conditions, including atrial fibrillation.

We also work with patients, healthcare professionals, and organizations around the world to improve cardiovascular care beyond medicine alone. Together, we can help people with CVD enjoy longer, healthier lives and more time with their loved ones.

Additional information

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock, par value USD 0.0001 (the “Shares”), of Tourmaline or any other securities. The tender offer for the outstanding Shares described in this press release has not commenced. At the time the tender offer is commenced, Novartis and its indirect wholly owned subsidiary, Torino Merger Sub Inc. (“Purchaser”), will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the U.S. Securities and Exchange Commission (the “SEC”), and Tourmaline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

An offer to purchase the Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related offer documents filed as a part of the Schedule TO. Those materials and all other documents filed by, or caused to be filed by, Novartis, Purchaser and Tourmaline with the SEC will be available at no charge on the SEC’s website at www.sec.gov or by directing such requests to the information agent for the offer, which will be named in the tender offer statement. The offer to purchase and related materials also may be obtained for free under the “Investors – Financial Data” section of Novartis website at www.novartis.com/investors/financial-data/sec-filings. The solicitation/recommendation statement also may be obtained for free under the “Investors” section of Tourmaline’s website at ir.tourmalinebio.com. In addition, Tourmaline files annual, quarterly and current reports and other information, and Novartis files annual reports and other information with the SEC, which are also available to the public at no charge at www.sec.gov.

Disclaimer

This press release contains statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Novartis’ proposed acquisition of Tourmaline. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for Tourmaline’s product candidates, Tourmaline’s platform, the proposed acquisition of Tourmaline and the expected timetable for completing the proposed acquisition, the benefits sought to be achieved in the proposed acquisition, or potential future revenues from Tourmaline’s product candidates. You should not place undue reliance on these statements. Such forward-looking statements are based on Novartis’ current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that clinical trials for any of Tourmaline’s product candidates will be successful, that Tourmaline’s approach to the discovery and development of product candidates based on its AOC™ platform will produce any products of commercial value, that any of Tourmaline’s product candidates will be submitted for marketing approval or approved for sale or, if approved, receive approval for any additional indications or labeling, in any market, or at any particular time, nor can there be any guarantee that, if approved, any of Tourmaline’s product candidates will be commercially successful in the future. Neither can there be any guarantee that the conditions to the closing of the proposed acquisition will be satisfied on the expected timetable or at all or that the expected benefits or synergies from this transaction will be achieved in the expected timeframe, or at all. In particular, expectations regarding Tourmaline or the transaction described in this press release could be affected by, among other things, the timing of the offer and the satisfaction of customary closing conditions, including the tender of a majority of the outstanding shares of Tourmaline common stock and the receipt of regulatory approvals on acceptable terms or at all; the risk that competing offers or acquisition proposals will be made; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Novartis and/or Tourmaline’s businesses, including their relationships with employees, business partners or governmental entities; the risk that the offer or the merger may be more expensive to complete than anticipated; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the offer, the merger or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate and currency exchange rate fluctuations; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s and Tourmaline’s filings and reports with the SEC, including Novartis AG’s Annual Report on Form 20-F for the year ended December 31, 2024, Tourmaline’s Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov. Novartis is providing the information in this press release as of this date and Novartis does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, except to the extent required by law.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1 A Study to Evaluate TOUR006 in Patients With Chronic Kidney Disease and Elevated Hs-CRP (TRANQUILITY). Clinicaltrials.gov. (2025). https://clinicaltrials.gov/study/NCT06362759?tab=table

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